UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-33513

                           NOTIFICATION OF LATE FILING

     (Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
                  |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended: September 30, 2003

     |_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
     |_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
     |_| Transition Report on Form 11-K
     For the Transition Period Ended :________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                   ----------

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:   tds (Telemedicine) Inc.

Former name if applicable: ___________________________________________

Address of principal executive office:4514 South Staples Street

City, state and zip code: Corpus Christi, Texas 78411

                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense .

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III

NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Registrant is reviewing differences between the treatment of capital leases under English generally accepted accounting principles (GAAP) and US GAAP for the third quarter of 2002 and 2003. Due to the complexity of the issues involved, although management has completed financial statements under English GAAP, it has not yet completed its preparation of the financial statements contained in the Report to be furnished under US GAAP. The reconciliation of treatment will not affect the Registrant's operations or cash flows. The Registrant believes that it will be able to file the Report on or before the extended due date, which will be November 19, 2003.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Simon Anthony Michael Leatham, Director and Chief Financial Officer
            Tel: 011-44-[0]207-978-4686

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                |_| Yes  |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                             tds (Telemedicine) Inc
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2003                 By: /s/ Roger A. Coomber
                                        ------------------------------
                                        Chief Executive Officer